Exhibit 99.1

China Online Education Group Announces Third Quarter 2017 Results

Net revenues increased by 95.1% year-over-year

Gross billings1 increased by 51.5% year-over-year

BEIJING, December 4, 2017 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial and Operational Highlights

•                      Net revenues were RMB236.1 million (US$35.5 million), a 95.1% increase from RMB121.0 million for the third quarter of 2016.

•                      Gross billings were RMB353.4 million (US$53.1 million), a 51.5% increase from RMB233.2 million for the third quarter of 2016.

•                      Gross margin was 61.8%, compared with 65.8% for the third quarter of 2016.

•                      Percentage of gross billings contributed by K-12 students was 76.3%, compared with 58.1% for the third quarter of 2016.

•                      Net cash used in operating activities was RMB19.8 million (US$3.0 million).

Key Operating Data

	For the three months ended
	Sept. 30,	Sept. 30,	Y-o-Y
	2016	2017	Change

Gross billings (in RMB millions)	233.2	353.4	51.5%
Gross billings contributed by K-12 students (in RMB millions)	135.4	269.8	99.2%
Active students[2] (in thousands)	101.2	176.6	74.5%

Mr. Jack Jiajia Huang, Founder, Director and Chief Executive Officer of 51Talk, said, “During the third quarter of 2017, we decided to focus attention going forward on our K-12 one-on-one mass-market product offering, which has a better margin proposition and we believe is better suited to reach the large market potential before us. Our premium American Academy one-on-one program, which has a lower margin profile, will be positioned as a complementary product in our K-12 offerings. We believe this focus on the mass-market product offering will provide us a clearer path to profitability for our one-on-one business.”

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2 An “active student” for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons or trial lessons.

Mr. Huang continued, “The K-12 small class offering that was piloted in late June, is also an important strategic product for us. We are at the forefront of the market with this offering and are encouraged by the market feedback with increasing student enrollments and improving operating metrics. We will continue to refine our small class offering with further improvements in technology, curriculum and teacher training methodologies, which will require ongoing investments in the coming quarters. We believe our investments will be rewarded and this product will become a key part of our product portfolio in the longer term.”

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “Our net revenues continued to show dynamic growth in the third quarter of 2017, as our students booked a record number of lessons on our platform. The number of quarterly active students reached 176,600 and the number of foreign teachers on our platform reached approximately 14,8003 at the end of the quarter. Our gross billings were flat on a sequential basis, as growth from the K-12 one-on-one mass-market program was offset by decreases in the American Academy and adult programs. The gross billings contributed by K-12 students represented a record-high 76.3% of our total gross billings in the quarter and remain our growth driver. Ramping up the small class offering drove the increase in operating expenses for the quarter. We are confident that our strategy to focus on the K-12 one-on-one mass-market program and develop our K-12 small class offering bodes well with our operational and financial goals, and will provide better visibility for our future profitability.”

Third Quarter 2017 Financial Results

Net Revenues

Net revenues for the third quarter of 2017 were RMB236.1 million (US$35.5 million), a 95.1% increase from RMB121.0 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the third quarter of 2017 was 176.6 thousand, a 74.5% increase from 101.2 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the third quarter of 2017 was RMB90.2 million (US$13.6 million), a 118.0% increase from RMB41.4 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, due to the delivery of an increased number of paid lessons as well as the increased cost per lesson with the expansion of western teachers.

3 The number of foreign teachers is defined as those who are qualified to deliver lessons on our platform as of the end of the period, including both office-based and home-based foreign teachers.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2017 was RMB145.9 million (US$21.9 million), an 83.3% increase from RMB79.6 million for the same quarter last year.

Gross margin for the third quarter of 2017 was 61.8%, compared with 65.8% for the same quarter last year. The decrease was mainly attributable to the expansion of the American Academy program, which has a lower gross profit margin.

Operating Expenses

Total operating expenses for the third quarter of 2017 were RMB285.7 million (US$42.9 million), a 40.3% increase from RMB203.6 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the third quarter of 2017 were RMB167.1 million (US$25.1 million), a 38.5% increase from RMB120.7 million for the same quarter last year. The increase was mainly due to higher expenses related to an increase in the number of sales and marketing personnel, as well as increased marketing and branding promotional expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2017 were RMB165.8 million (US$24.9 million), a 38.8% increase from RMB119.5 million for the same quarter last year.

Product development expenses for the third quarter of 2017 were RMB61.5 million (US$9.2 million), a 47.9% increase from RMB41.6 million for the same quarter last year. The increase was primarily the result of newly added technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, as well as higher technical services fees, partially offset by lower recognized share-based compensation expenses. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2017 were RMB58.7 million (US$8.8 million), a 56.3% increase from RMB37.5 million for the same quarter last year.

General and administrative expenses for the third quarter of 2017 were RMB57.0 million (US$8.6 million), a 37.9% increase from RMB41.3 million for the same quarter last year. The increase was primarily due to additional expenses for personnel necessary to support expanded operations, as well as higher recruitment costs and costs related to compliance and reporting obligations as a public company, partially offset by lower recognized share-based compensation expenses. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter of 2017 were RMB52.8 million (US$7.9 million), a 45.2% increase from RMB36.4 million for the same quarter last year.

Loss from Operations

Loss from operations for the third quarter of 2017 was RMB139.8 million (US$21.0 million), compared with RMB124.0 million for the same quarter last year.

Non-GAAP loss from operations for the third quarter of 2017 was RMB131.4 million (US$19.8million), compared with RMB113.8 million for the same quarter last year.

Net Loss

Net loss for the third quarter of 2017 was RMB141.8 million (US$21.3 million), compared with RMB123.5 million for the same quarter last year.

Non-GAAP net loss for the third quarter of 2017 was RMB133.5 million (US$20.1 million), compared with RMB113.3 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2017 was RMB7.05 (US$1.05), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB6.17 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of 2017 was RMB6.60 (US$1.05), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB5.66 for the same quarter last year.

Balance Sheet

As of September 30, 2017, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB656.6 million (US$98.7 million), compared with RMB647.0 million as of December 31, 2016.

The Company had deferred revenues (current and non-current) of RMB1,089.1 million (US$163.7 million) as of September 30, 2017, compared with RMB687.1 million as of December 31, 2016.

Outlook

For the fourth quarter of 2017, the Company currently expects:

•                  Net revenues to be between RMB253 million to RMB260 million, which would represent an increase of approximately 97% to 103% from RMB128.2 million for the same quarter last year; and

•                  Gross billings to be between RMB382 million to RMB390 million, which would represent an increase of approximately 34% to 37% from RMB285.5 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 4, 2017 (9:00 PM Beijing/Hong Kong time on December 4, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until December 11, 2017, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10114653

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the rate in effect as of September 30, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6535-0148

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sept. 30,	Sept. 30,
	2016	2017	2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	274,873	287,041	43,143
Time deposits	372,150	291,560	43,822
Short-term investments	—	78,015	11,726
Prepaid expenses and other current assets	65,766	84,715	12,733
Total current assets	712,789	741,331	111,424

Non-current assets
Held-to-maturity securities	6,943	6,814	1,024
Property, plant and equipment, net	41,576	47,777	7,181
Intangible assets, net	4,629	10,535	1,583
Goodwill	4,223	4,223	635
Other non-current assets	5,367	5,523	830
Total non-current assets	62,738	74,872	11,253

Total assets	775,527	816,203	122,677

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities
Deferred revenues	653,413	1,057,959	159,013
Accrued expenses and other current liabilities	166,524	213,602	32,105
Taxes payable	18,923	22,775	3,423
Total current liabilities	838,860	1,294,336	194,541

Non-current liabilities
Deferred revenues	33,706	31,091	4,673
Deferred tax liabilities	226	149	22
Other non-current liabilities	1,918	2,151	323
Total non-current liabilities	35,850	33,391	5,018

Total liabilities	874,710	1,327,727	199,559

Total shareholders’ deficit	(99,183)	(511,524)	(76,882)

Total liabilities and shareholders’ deficit	775,527	816,203	122,677

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	120,997	191,753	236,100	35,486	290,062	587,372
Cost of revenues	(41,383)	(71,150)	(90,198)	(13,557)	(101,734)	(216,100)
Gross profit	79,614	120,603	145,902	21,929	188,328	371,272
Operating expenses
Sales and marketing expenses	(120,693)	(153,619)	(167,121)	(25,119)	(326,277)	(466,817)
Product development expenses	(41,599)	(50,686)	(61,519)	(9,246)	(106,641)	(162,806)
General and administrative expenses	(41,348)	(54,095)	(57,032)	(8,572)	(116,896)	(159,491)
Total operating expenses	(203,640)	(258,400)	(285,672)	(42,937)	(549,814)	(789,114)
Loss from operations	(124,026)	(137,797)	(139,770)	(21,008)	(361,486)	(417,842)
Interest and other income/(expenses), net	1,007	(409)	(1,091)	(164)	2,081	(537)
Loss before income tax expenses	(123,019)	(138,206)	(140,861)	(21,172)	(359,405)	(418,379)
Income tax expenses	(465)	(1,058)	(973)	(146)	(1,207)	(2,759)
Net loss	(123,484)	(139,264)	(141,834)	(21,318)	(360,612)	(421,138)
Accretions to preferred shares redemption value	—	—	—	—	(91,631)	—
Deemed contribution from preferred shares	—	—	—	—	2,618	—
Net loss attributable to ordinary shareholders	(123,484)	(139,264)	(141,834)	(21,318)	(449,625)	(421,138)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	300,385,644	301,352,242	301,570,803	301,570,803	165,006,216	301,263,696

Net loss per share attributable to ordinary shareholders basic and diluted	(0.41)	(0.46)	(0.47)	(0.07)	(2.72)	(1.40)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Net loss per ADS attributable to ordinary shareholders basic and diluted	(6.17)	(6.90)	(7.05)	(1.05)	(40.87)	(21.00)

Comprehensive loss:
Net loss	(123,484)	(139,264)	(141,834)	(21,318)	(360,612)	(421,138)
Other comprehensive loss
Foreign currency translation adjustments	2,499	(6,064)	(7,364)	(1,107)	7,273	(19,439)
Total comprehensive loss	(120,985)	(145,328)	(149,198)	(22,425)	(353,339)	(440,577)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,187)	(863)	(1,283)	(193)	(4,058)	(3,338)
Product development expenses	(4,056)	1,221	(2,840)	(427)	(12,467)	(6,765)
General and administrative expenses	(4,991)	(6,465)	(4,238)	(637)	(22,531)	(17,488)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(120,693)	(153,619)	(167,121)	(25,119)	(326,277)	(466,817)
Less: Share-based compensation expenses	(1,187)	(863)	(1,283)	(193)	(4,058)	(3,338)
Non-GAAP sales and marketing expenses	(119,506)	(152,756)	(165,838)	(24,926)	(322,219)	(463,479)

Product development expenses	(41,599)	(50,686)	(61,519)	(9,246)	(106,641)	(162,806)
Less: Share-based compensation expenses	(4,056)	1,221	(2,840)	(427)	(12,467)	(6,765)
Non-GAAP product development expenses	(37,543)	(51,907)	(58,679)	(8,819)	(94,174)	(156,041)

General and administrative expenses	(41,348)	(54,095)	(57,032)	(8,572)	(116,896)	(159,491)
Less: Share-based compensation expenses	(4,991)	(6,465)	(4,238)	(637)	(22,531)	(17,488)
Non-GAAP general and administrative expenses	(36,357)	(47,630)	(52,794)	(7,935)	(94,365)	(142,003)

Operating expenses	(203,640)	(258,400)	(285,672)	(42,937)	(549,814)	(789,114)
Less: Share-based compensation expenses	(10,234)	(6,107)	(8,361)	(1,257)	(39,056)	(27,591)
Non-GAAP operating expenses	(193,406)	(252,293)	(277,311)	(41,680)	(510,758)	(761,523)

Loss from operations	(124,026)	(137,797)	(139,770)	(21,008)	(361,486)	(417,842)
Less: Share-based compensation expenses	(10,234)	(6,107)	(8,361)	(1,257)	(39,056)	(27,591)
Non-GAAP loss from operations	(113,792)	(131,690)	(131,409)	(19,751)	(322,430)	(390,251)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2016	2017	2017	2017	2016	2017
	RMB	RMB	RMB	US$	RMB	RMB

Income tax expenses	(465)	(1,058)	(973)	(146)	(1,207)	(2,759)
Less: Tax impact of share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(465)	(1,058)	(973)	(146)	(1,207)	(2,759)

Net loss	(123,484)	(139,264)	(141,834)	(21,318)	(360,612)	(421,138)
Less: Share-based compensation expenses	(10,234)	(6,107)	(8,361)	(1,257)	(39,056)	(27,591)
Non-GAAP net loss	(113,250)	(133,157)	(133,473)	(20,061)	(321,556)	(393,547)

Net loss attributable to ordinary shareholders	(123,484)	(139,264)	(141,834)	(21,318)	(449,625)	(421,138)
Less: Share-based compensation expenses, net of tax	(10,234)	(6,107)	(8,361)	(1,257)	(39,056)	(27,591)
Non-GAAP net loss attributable to ordinary shareholders	(113,250)	(133,157)	(133,473)	(20,061)	(410,569)	(393,547)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	300,385,644	301,352,242	301,570,803	301,570,803	165,006,216	301,263,696

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.38)	(0.44)	(0.44)	(0.07)	(2.49)	(1.31)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(5.66)	(6.60)	(6.60)	(1.05)	(37.32)	(19.65)